3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Barry M. Abelson

direct dial: 215.981.4282

abelsonb@pepperlaw.com

May 14, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3561

Attention: Perry J. Hindin

Re:	Destination Maternity Corporation
Definitive Additional Soliciting Materials on Schedule 14A Filed May 7, 2018
File No. 0-21196

Dear Mr. Hindin:

This letter is submitted on behalf of Destination Maternity Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Additional Soliciting Materials on Schedule 14A, filed May 7, 2018 (the “Presentation”), as set forth in the Staff’s letter dated May 11, 2018 addressed to Barry M. Abelson, Esquire, of Pepper Hamilton LLP, legal counsel to the Company (the “Comment Letter”).

The responses provided herein are based upon information provided to Pepper Hamilton LLP by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The Company has today filed with the Commission a revised version of the Presentation (the “Revised Presentation”) addressing the Comment Letter, as more fully described herein, as well as fulfilling undertakings presented in our letter to the Staff dated May 10, 2018.

Philadelphia Boston Washington, D.C. Los Angeles New York Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Mr. Perry J. Hindin

May 14, 2018

1.	We note your response to prior comment one. Along with the disclosures you intend to provide in slide 38, please include a statement that a reconciliation to the most directly comparable GAAP measure is not practicable without unreasonable effort.

Response: The Company acknowledges the Staff’s comment and has included such a statement on slide 38 of the Revised Presentation.

2.	Slide 31 indicates that on March 14, 2018, Mr. Miller made an investment proposal that would have resulted in ownership of 53.1% of the Company to third-party investors. We note similar disclosure on page 2 of the Company’s definitive proxy statement filed on April 23, 2018. We also note disclosure in the definitive proxy statement filed by Miller and O’Malley on April 30, 2018 that indicates that the terms of Mr. Miller’s proposal reflected ownership of 49.9% of the Company. Furthermore, it is our understanding that Mr. Miller communicated to the Company’s financial advisor that Mr. Miller’s proposal intended to reflect minority ownership of the Company for such investors. With a view towards improved disclosure, please advise what consideration the Company gave to providing additional detail and context to the referenced statement on slide 31 to clarify the difference between the intent of the proposal and what the Company considered to be the actual result of such proposal and whether, to the Company’s knowledge, it was aware that Mr. Miller had offered to revise such proposal to ensure that the result would be ownership of 49.9% and not the 53.1% cited in your disclosure.

Response: The only written financing proposal received from Miller would have resulted in the 53.1% ownership referred to on slide 31. After the Company’s financial adviser pointed out to Miller mathematical errors in his written proposal, Miller did acknowledge the mistake and stated that his intent was to have the ability to get to 49.9% ownership, “not a control/majority.” The Company and its advisers viewed that response as disingenuous and immaterial, since a 49.9% ownership position, coupled with Board representation and the right to select the Company’s CEO, certainly would constitute effective “control.” In any event, no specifics were ever provided by Miller to correct his mistake and, notwithstanding a request by the Company’s financial adviser, a revised written proposal was never received.

Nonetheless, we have revised slide 31 in the Revised Presentation to change “53.1%” to “not less than 49.9%.”

3.	Slide 32 indicates that none of the Miller Group’s Nominees “have ever spoken or communicated with management.” It is our understanding that Ms. Ryan corresponded with interim CEO Melissa Paynor-Gregor via email and also met directly with Ms. Paynor-Gregor and former CEO Allen Weinstein. Please advise or revise. In addition, please consider revising such disclosure to eliminate the implication that the Miller Group’s Nominees did not participate in any discussions with the Company given our understanding that such nominees did in fact communicate with the Board, including Ms. Ryan’s meetings and email correspondence with Mr. Erdos and Ms. Ryan’s email and telephone correspondence with Michael Blitzer.

Mr. Perry J. Hindin

May 14, 2018

Response: Ms. Ryan did have communications last year, well in advance of Miller’s and O’Malley’s January 2018 “presentation” and her nomination to the Board by Mr. Miller in this election contest, with several Board members in their capacities as such (and not in their capacities as members of management), regarding her potential interest in a Board seat and/or the CEO position. She did not share any “go-forward plan” in the course of those communications.

Nonetheless, we have revised slide 32 of the Revised Presentation to eliminate the suggestion that none of the nominees has ever spoken or communicated with management.

4.	Slide 33 includes the statement that “it is clear that Miller and O’Malley (who ARE NOT nominees) intend to exercise control over their “independent” Nominees.” Such statement appears to impugn the character, integrity and personal reputation of the Miller Group’s Nominees without adequate factual foundation. We do not consider as adequate support for such disclosure the statement that “[g]iven the similarities in the “Roadmap” and “turnaround plan” with the Miller and O’Malley presentation in January 2018…” Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the Company is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response: We respectfully disagree that the referenced statement impugns the Miller group nominees without adequate factual foundation. The statement speaks only to the Company’s belief as to Miller’s and O’Malley’s intent to exercise control over the nominees, and not to whether that intent would succeed. Our bases for that belief are Miller’s prior proposals to take control or effective control of the Company, and his rejection of the Company’s settlement proposals since they did not result in his nominees constituting a majority of the members of the Board. Nonetheless, we have revised slide 33 of the Revised Presentation to delete the referenced statement.

Finally, as undertaken in response in our letter to the Staff dated May 10, 2018, with respect to comment 2 of the Staff’s May 8, 2018 letter to the Company, slide 30 of the Revised Presentation omits the sentence referenced therein.

Mr. Perry J. Hindin

May 14, 2018

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (215) 981-4282.

Sincerely,

/s/ Barry M. Abelson

Barry M. Abelson